SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐        No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐        No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b): 82-                    .)

This report on Form 6-K is incorporated by reference into the prospectus (the “Prospectus”) contained in Amendment No. 5 to the Registration Statement on Form F-3 (Registration No. 333-117795) of Fomento Económico Mexicano, S.A. de C.V. filed with the Securities and Exchange Commission on May 11, 2005, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Reference is made to the description in the Prospectus of the concurrent Mexican BD Unit offering under the caption “Share Allocation Programs—Share Allocation Program in Concurrent Mexican BD Unit Offering”. Attached to this Form 6-K as Exhibit 1 is an English translation of the portion of the Mexican offering document describing the procedures and conditions for purchasing BD Units in the share allocation program in the concurrent Mexican BD Unit offering.

EXHIBIT

1.	English translation of Mexican procedures.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	English translation of Mexican procedures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/S/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning